KOOR  INDUSTRIES'  HOLDING  ECI  TELECOM  LTD.
ANNOUNCES THIRD QUARTER AND FIRST NINE MONTH 2003 RESULTS

ROSH HA'AYIN, Israel - November 6, 2003 - Koor Industries (NYSE: KOR), a leading Israeli investment holding company, announced today that ECI Telecom (Nasdaq:
ECIL), a company in which Koor holds approximately 31%, has released its consolidated results of operations for the third quarter and nine months ended September 30, 2003.

Following please find ECI Telecom's full press release.

ECI Telecom Reports Sequential Increase in Third Quarter Revenues

PETAH TIKVA, ISRAEL, November 6, 2003, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the third quarter and nine months ended September 30, 2003.

Third Quarter Results
Revenues for the third quarter of 2003 rose to $105 million compared to $102 million in the second quarter of 2003 and $147 million in the third quarter of 2002. Gross profit increased to $40.0 million (38.3% of revenues) compared to gross profit of $37.3 million (36.7% of revenues), in the second quarter and $52.4 million (35.6%) in the third quarter of 2002. The operating loss for the third quarter of 2003 was $19.1 million compared to $34.3 million in the second quarter and an operating loss of $42.0 million in the third quarter of 2002. The net loss for the third quarter of 2003 was $14.7 million, or $0.14 per share, compared to $35.0 million, or $0.32 per share for the second quarter and a net loss of $89.1 million, or $0.83 per share in the third quarter of 2002.

Third quarter 2003 results include $2 million of special charges associated with the integration of Lightscape and Enavis into the Optical Networks Division. Of ECI's net loss, ECtel accounted for $6.8 million (representing ECI's 58% interest in the losses of ECtel). Excluding the special charge, and the impact of ECtel, ECI's net loss for the third quarter of 2003 was down to $5.8 million.

During the quarter, the Company continued to generate positive cash flow from operations as it has for the previous nine quarters. At the end of the third quarter, cash, cash equivalents, short-term investments and long term investments and deposits in marketable securities totaled $250 million.

Revenues of the Optical Networks Division increased 19% sequentially to $47.0 million from $39.6 million in the second quarter of 2003 and compared to $57.5 million in the third quarter of last year. The operating loss was $6.8 million compared to an operating loss of $15.5 million in the second quarter and an operating loss of $13.2 million in the third quarter of last year. Sales in China were particularly strong. After the close of the quarter, ECI announced that the Israel Ministry of Defense has selected the XDM platform for deployment in the Israel Defense Force's (IDF) optical communications network. Under the terms of the deal, several hundred XDM systems will be deployed to create a new optical backbone for the IDF's strategic transmission network. The deal is worth several tens of millions of dollars over three years.

The Broadband Access Division recorded revenues of $40.3 million compared to $44.6 million in the second quarter of 2003 and $49.6 million in the third quarter of 2002. As a result, operating income declined to $2.3 million, compared to $4.2 million in the second quarter of 2003 and $0.6 million in the third quarter of 2002. During the quarter, ECI was chosen to provide advanced DSL services to over 800,000 subscribers in a country in the Asia Pacific region. The award covers the ongoing roll-out of the broadband access network of a major incumbent operator. Also during the quarter, the Company launched the Hi-FOCuS(TM) 4, its next-generation multi-service-access-gateway platform. Hi-FOCuS(TM) 4 sets new records in almost every capacity category. Its architecture enables the deployment of both point-to-point and point-to-multi-point (PON) fiber-based networks with various FTTx (Fiber To The curb, home or premises) implementations. The platform has received strong positive reviews from industry analysts.

Commenting on the results, Doron Inbar, President and CEO said, "After a period of essentially declining revenues, we are pleased to record a sequential increase in quarterly revenues. The increase reflects strong growth in our Optical Networks Division, which more than offset the expected decline in the Broadband Access Division as discussed last quarter. These results reflect the somewhat improving conditions that we are beginning to see in our markets and which, if continuing, give us grounds for increased confidence.

 "The Optical Networks Division saw a clear pick-up in activity and orders during the quarter. Revenues increased 19% sequentially and reflect significantly increased demand, especially in China and the former Soviet Union.

"We are proud of winning the major broadband access order in APAC. This was a highly competitive and closely watched situation and the award is an important strategic win for us, demonstrating our strong competitive position and cost structure. In Europe, we continue to see strong interest in all of our broadband access products. We are also pleased with the current levels of profitability in this division.

"At this point, we feel that the restructuring efforts of the last few years are essentially behind us. We have focused our business, built market share and very competitive product lines, strengthened our balance sheet and rebuilt our organization. We are now focused on growth, which we intend to achieve by continuing to improve our competitive position, by forming strategic relationships and by pursuing new business opportunities. The market remains challenging but we are encouraged by the sequential growth in revenues, our improved gross margins and reduced net loss.
We believe we now have healthy foundations for future growth."

Other Businesses
----------------
ECtel (NASDAQ: ECTX), in which ECI holds a 58% stake, reported revenues of $10 million in the third quarter, flat with the second quarter of 2003 and compared to $24 million in the third quarter of 2002. Its net loss was $11.5 million compared to a net loss of $13.8 million in the second quarter and a net profit of $4.5 million in the third quarter of 2002.

Sales to Veraz Networks totaled $6.5 million, flat with the $6.5 million recorded in the second quarter of 2003. ECI holds 43% of privately-held Veraz. ECI manufactures and sells DCME (Digital Circuit Multiplication Equipment) and Voice over IP products to Veraz for resale. During the third quarter Veraz announced that Central Telegraph, one of the largest telecommunication companies in the Moscow region, selected Veraz Networks' solution for deployment in its VoIP network and that Transcom, a provider of domestic and international converged IP communications services, has standardized on Veraz's VoIP solution for its network expansion.

Results for the First Nine Months, 2003
For the first nine months of 2003, revenues were $325 million compared to $497 million for the first nine months of 2002. Gross profit was $126.0 million compared to $184.0 million for the first nine months of last year. The operating loss was $59.0 million, compared to a loss of $49.8 million for the same period last year. The net loss was $57.5 million, or $0.53 per share, compared to a net loss of $148.7 million, or $1.42 per share, for the first nine months of last year.

ECI expects revenues in the fourth quarter of 2003 to be flat to slightly higher than those of the third. The Company expects an increase in Broadband Access Division sales in Q4 and flat to slightly increased sales in the Optical Networks Division.

A conference call to discuss ECI Telecom's results will take place today, Thursday, November 6 at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US:(888) 428-4478, International:  (651) 291-0900, Israel: 1800-9370052.

A replay option will be available after the conference call, from 12:00 pm EST on November 6, 2003, through November 13, 2003, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 703351.

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

About ECI Telecom
ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, , as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310 Fax. +9723 9008 313 http://www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

TABLE  - 1
ECI  TELECOM  LTD.
AND  SUBSIDIARIES
GAAP REPORTED CONSOLIDATED  STATEMENTS  OF  INCOME
(In thousands, except per share figures)


                                                                                                                Three
                                                                                                                Months
                                                     Three Months Ended             Nine Months Ended            Ended
                                                         September 30,                 September 30,            June 30,
                                                  --------------------------    ---------------------------    -----------
                                                     2003           2002           2003           2002            2003
                                                  -----------    -----------    -----------    ------------    -----------
Revenues                                            $104,563       $147,460       $324,846        $497,008       $101,612
Cost of revenues                                      64,557         95,012        198,893         313,047         64,319
                                                  -----------    -----------    -----------    ------------    -----------
Gross profit                                          40,006         52,448        125,953         183,961         37,293
Research and development costs, net                   20,503         20,017         57,944          69,515         17,969
Selling and marketing expenses                        23,232         26,841         67,551          85,502         22,526
General and administrative expenses                   12,980         13,124         38,138          43,431         12,979
Provision for a specific doubtful account                  -         34,000          6,600          34,000          6,600
Amortization of  intangible assets                       270            440          1,503           1,320            441
Impairment of assets                                       -              -          6,686               -          6,686
Restructuring expenses                                 2,091              -          6,532               -          4,441
                                                  -----------    -----------    -----------    ------------    -----------
Operating loss                                      (19,070)       (41,974)       (59,001)        (49,807)       (34,349)
Financial income (expenses), net                         582          1,112          (717)           5,179          (858)
Other income (expenses), net                             126       (21,387)        (4,875)        (12,605)        (4,767)
                                                  -----------    -----------    -----------    ------------    -----------
Loss from continuing operations
 before taxes on income                             (18,362)       (62,249)       (64,593)        (57,233)       (39,974)
Taxes on income                                        (427)        (1,997)        (1,516)         (8,659)          (492)
                                                  -----------    -----------    -----------    ------------    -----------
Loss from continuing operations
 after taxes on income                              (18,789)       (64,246)       (66,109)        (65,892)       (40,466)
Company's equity in results of
 investee companies - net                              (280)          (470)        (1,627)         (1,926)          (286)
Minority interest in results of
 subsidiaries - net                                    4,417        (1,852)         12,810         (5,204)          6,164
                                                  -----------    -----------   -----------    ------------    -----------
Loss from continuing operations                     (14,652)       (66,568)       (54,926)        (73,022)       (34,588)

loss on discontinued operations, including
impairment of related goodwill,   net of tax               -       (22,566)        (2,524)        (75,098)          (404)
Cumulative effect of an accounting change, net             -              -              -           (550)              -
                                                  -----------    -----------    -----------    ------------    -----------
Net Loss                                            (14,652)       (89,134)       (57,450)       (148,670)       (34,992)
                                                  ===========    ===========    ===========    ============    ===========
Basic and diluted loss per share
Continuing operations                                $(0.14)        $(0.62)        $(0.51)         $(0.70)        $(0.32)
Discontinued operations                                    -        $(0.21)        $(0.02)         $(0.71)        $(0.00)
Cumulative effect of an accounting change                  -              -              -         $(0.01)              -
                                                  -----------    -----------    -----------    ------------    -----------
                                                     $(0.14)        $(0.83)        $(0.53)         $(1.42)        $(0.32)
                                                  ===========    ===========    ===========    ============    ===========

Weighted average number of shares
outstanding used to compute basic and diluted
loss per share - in thousands                        107,943        107,145        107,775         104,892        107,792
                                                  ===========    ===========    ===========    ============    ===========


TABLE  - 2

ECI  TELECOM  LTD.

AND  SUBSIDIARIES

GAAP REPORTED CONSOLIDATED  BALANCE  SHEETS

(In thousands)


                                                                       September 30,          June 30,           December 31,
                                                                          2003                  2003                2002
                                                                 -----------------------    -------------    --------------------

Assets
Current Assets
--------------
Cash and cash equivalents                                                       173,307          211,428                 356,649
Short-term investments                                                           41,270           16,806                   6,840
Trade Receivables                                                               158,882          175,597                 207,315
Other receivables and prepaid expenses                                           30,544           30,133                  28,543
Net balance of discontinued operations                                                -                -                  20,648
Recoverable costs and estimated
 earnings, not yet billed                                                        15,009           15,794                  13,690
Inventories                                                                     122,152          137,788                 149,747
                                                                 -----------------------    -------------    --------------------
                                                                 -----------------------    -------------    --------------------
Total current assets                                                            541,164          587,546                 783,432
                                                                 -----------------------    -------------    --------------------
                                                                 -----------------------    -------------    --------------------

Long-term receivables                                                           116,454          117,496                 131,779
                                                                 -----------------------    -------------    --------------------
Investments                                                                      38,387           37,510                  42,985
                                                                 -----------------------    -------------    --------------------
Long-term investments in deposits and marketable securities                      35,220            6,760                     394
                                                                 -----------------------    -------------    --------------------
Property, plant and equipment - net                                             128,321          129,136                 138,587
                                                                 -----------------------    -------------    --------------------
Software development costs, net                                                  17,158           17,962                  20,082
                                                                 -----------------------    -------------    --------------------
Other assets                                                                     20,210           24,285                  37,840
                                                                 -----------------------    -------------    --------------------

                                                                 -----------------------    -------------    --------------------
Total assets                                                                    896,914          920,695               1,155,099
                                                                 =======================    =============    ====================
Liabilities and shareholders' equity

Current liabilities
-------------------
Short-term bank loans and current maturities                                     22,500           15,000                 230,012
Trade payables                                                                   46,492           41,576                  41,221
Other payables and accrued liabilities                                          120,747          126,176                 133,826
Net balance of discontinued operations                                                -              220                  12,148
                                                                 -----------------------    -------------    --------------------
Total current liabilities                                                       189,739          182,972                 417,207
                                                                 -----------------------    -------------    --------------------

Long-term liabilities
---------------------
Bank loans                                                                       37,500           45,000                       -
Other liabilities                                                                 6,125            8,243                   8,379
Liability for employee severance benefits - net                                  27,846           28,897                  26,357
                                                                 -----------------------    -------------    --------------------
Total long-term liabilities                                                      71,471           82,140                  34,736
                                                                 -----------------------    -------------    --------------------

Minority Interest                                                                44,111           48,481                  56,756
                                                                 -----------------------    -------------    --------------------
Shareholders' equity
--------------------
Share capital                                                                     6,160            6,160                   6,152
Capital surplus                                                                 661,507          660,261                 658,425
Accumulated other
 comprehensive loss                                                             (2,280)            (176)                 (1,832)
Retained earnings                                                              (73,794)         (59,143)                (16,345)
                                                                 -----------------------    -------------    --------------------

                                                                                591,593          607,102                 646,400
                                                                 -----------------------    -------------    --------------------

Total Liabilities and shareholders' equity                                      896,914          920,695               1,155,099
                                                                 =======================    =============    ====================